UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

Form C: Offering Statement

❏   Form C-U: Progress Update

❏   Form C/A: Amendment to Offering Statement

   ❏   Check box if Amendment is material and investors must reconfirm within five business days.

✓   Form C-AR: Annual Report

❏   Form C-AR/A: Amendment to Annual Report

❏   Form C-TR: Termination of Reporting

Name of issuer
Ember Fund Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       July 12, 2019

Physical address of issuer
[12130 Millennium Drive 02-174
Los Angeles, CA, 90094
United States]

Current number of full-time employees
9

	Most recent fiscal year-end*	Prior fiscal year-end
Total Assets	$421,953	$88,725
Cash & Cash Equivalents	$413,502	$0
Accounts Receivable	$4,450	$224
Short-term Debt	$0	$0
Long-term Debt	$649	$649
Revenues/Sales	$315,374	$118,625
Cost of Goods Sold	$70,017	$0
Taxes Paid	$0	$0
Net Income	$-250,275	-$59,103

EXHIBITS

EXHIBIT A: Financials

EXHIBIT A

Offering Memorandum

April 30, 2021

FORM C-AR

Ember Fund Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Ember Fund Inc., a Delaware C-Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at coinve.st no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Ember Fund Inc. is a Delaware C-Corporation, incorporated on July 12, 2019. The Company was initially formed as Ember Fund LLC, on 04/28/2018 by Alex Wang, Guillaume Torche and Mario Cerdan. Ember Fund LLC, a Wyoming LLC was converted into a Delaware C-Corp in July of 2019.

The Company is located at 12130 Millennium Drive 02-174, Los Angeles CA 90094.

The Company's website is www.emberfund.io.

The information available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business

The Company has limited operating history, which makes it hard to evaluate its ability to generate revenue through operations.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's management have may broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

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The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, the Company may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, the Company could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Our management team has limited experience in our industry and has not managed a business with similar risks and challenges specific to our business.
Members of our management team may made decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business may have a negative effect on our results of operations.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company has not prepared audited financial statements.
There are no audited financial statements regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Technology relied upon by the Company for its operations may not function properly.
The technology relied upon by the Company may not function properly, which would have a material impact on the Company's operations and financial conditions. Trading on the Company's software has at times been limited and consequently the existing software has not been tested with significant trading volume. There may be no alternatives available if the Company's technology does not work as anticipated. The technology may malfunction because of internal problems or as a result of cyberattacks or external security breaches. Any such technological problems would have a material adverse impact on the Company's revenue and its prospects.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Certain of our officers and directors may participate in other business ventures and, as a result, may have limited time to devote to our business or may compete with the Company.
From time to time, certain of our officers and directors may participate in other business ventures and, as a result, may have limited time to devote to our business or may compete with the Company.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Changes in government regulation of Internet companies could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The Federal Communications Commission and/or United States Congress may attempt

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to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors.] We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

The Company's business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, technology, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to the Company's business practices, increased cost of operations or otherwise harm the Company's business. The Company is subject to a variety of laws and regulations in the United States and abroad that involve matters central to its business, including user privacy, blockchain technology, broker dealer, data protection and intellectual property, among others. Foreign data protection, privacy, broker dealer and other laws and regulations are often more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which the Company operates.

The Company has adopted policies and procedures designed to comply with these laws. The growth of its business and its expansion outside of the United States may increase the potential of violating these laws or its internal policies and procedures. The risk of the Company's being found in violation of these or other laws and regulations is further increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and are open to a variety of interpretations. Any action brought against the Company for violation of these or other laws or regulations, even if the Company successfully defends against it, could cause the Company to incur significant legal expenses and divert its management's attention from the operation of its business. If the Company's operations are found to be in violation of any of these laws and regulations, the Company may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines, the Company could be required to refund payments received by it, and it could be required to curtail or cease its operations. Any of the foregoing consequences could seriously harm its business and its financial results. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase its operating costs, require significant management time and attention, and subject the Company to claims or other remedies, including fines or demands that the Company modifies or ceases existing business practices.

The Company is subject to the risk of possibly becoming an investment company under the Investment Company Act.
The Investment Company Act regulates certain companies that invest in, hold or trade securities. As a result of the Company's business operations, it runs the risk of inadvertently becoming an investment company, which would require the Company to register under the Investment Company Act. Registered investment companies are subject to extensive, restrictive and potentially adverse regulations relating to, among other things, operating methods, leverage, management, capital structure, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which the Company operates its business, nor are registered investment companies permitted to have many of the relationships that the Company has with its affiliated companies.

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If it were established that the Company were an investment company, there would be a risk, among other material adverse consequences, that it could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC, that the Company would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with the Company undertaken during the period it was established that the Company was an unregistered investment company. If it were established that the Company were an investment company, this would have a material adverse effect on its business and financial operations and its ability to continue as a going concern. This Offering may also be non-compliant and participants may have a right to rescission on the purchase of the Securities.

The Company, based on the facts and circumstances of its business model, does not believe it is an investment company as defined within the Investment Company Act. The predominant reason for the Company's view is that the Company is not in the business of investing, reinvesting, owning, holding, or trading in securities.

The Company is subject to the risk of possibly becoming a broker dealer under the Securities Exchange Act.
The Securities Exchange Act regulates certain companies that engage in the business of effecting transactions in securities for the account of others or for their own account. Broker dealers are subject to extensive, restrictive and potentially adverse regulations relating to, among other things, operating methods, leverage, management, capital structure, dividends and transactions with affiliates.

If it were established that the Company were a broker dealer under the Securities Exchange Act, there would be a risk, among other material adverse consequences, that it could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC or the FINRA, that the Company may be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with the Company undertaken during the period it was established that the Company was an unregistered broker dealer. If it were established that the Company were a broker dealer, this would have a material adverse effect on its business and financial operations and its ability to continue as a going concern.

The Company, based on the facts and circumstances of its business model, does not believe it is a broker dealer as defined under the Securities Exchange Act. The predominant reason for the Company's view is that the Company is not engaged in the business of effecting transactions in securities for its own account or for the account of others.

The Company is subject to the risk of possibly becoming an investment advisor under the Investment Advisers Act.
The Investment Advisers Act is a U.S. federal law that defines the role and responsibilities of an investment advisor/adviser. Section 202(a)(11) of the Investment Advisers Act defines an investment adviser as any person or firm that: (1) for compensation; (2) is engaged in the business of; (3) providing advice to others or issuing reports or analyses regarding securities. A person must satisfy all three elements to fall within the definition of "investment adviser."

As a result of a portion of the Company's operations, specifically as it relates to curating portfolios of digital assets, the Company runs the risk of inadvertently becoming an investment adviser, which would require the Company to register under the Investment Advisers Act. Registered advisers are subject to extensive, restrictive and potentially adverse regulations. Registered investment advisers are not permitted to operate their business in the manner in which the Company operates its business.

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If it were established that the Company were an investment company, there would be a risk, among other material adverse consequences, that it could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC, that the Company would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with the Company undertaken during the period it was established that the Company was an unregistered investment adviser. If it were established that the Company were an investment adviser, this would have a material adverse effect on its business and financial operations and its ability to continue as a going concern.

The Company, based on the facts and circumstances of its business model, does not believe it is an investment adviser as defined within the Investment Advisers Act. The predominant reason for the Company's view is that the company is not engaged in the business of providing advice to others or issuing reports or analyses regarding securities for compensation.

The Company is subject to the risk of possibly becoming subject to New York State's requirement of a Virtual Currency Business Activity License or becoming subject to other state licensing requirements.
On June 3, 2015, New York State Department of Financial Services ("NYDFS") issued its comprehensive regulatory scheme for digital currency businesses, called the "BitLicense." The BitLicense scheme requires most businesses involved in digital currency transactions in or involving New York, excluding merchants and consumers, to apply for a license from the NYDFS and to comply with anti-money laundering, cyber security, consumer protection, and financial and reporting requirements, among others. Other states have similar regimes (for example, a bill in California would have imposed a similar regime, although the bill was shelved), or have required virtual currency businesses to register with their states as money transmitters, which results in virtual currency businesses being subject to requirements similar to those of NYDFS's BitLicense regime. Certain state regulators, such as Texas Department of Banking and Kansas Office of State Bank Commissioner, have found that bitcoins do not constitute money, and that mere transmission of bitcoin does not constitute money transmission requiring licensure. The North Caroline Commissioner of Banks has issued guidance providing that North Carolina's money transmission regulations only apply to transmission of virtual currency and not its use. One June 28, 2014, the Governor of the State of California signed into law a bill that removed state-level prohibitions on the use of alternative forms of currency or value. The bill indirectly authorizes use of bitcoins as an alternative form of money in the state. The inconsistency in applying money transmitting licensure requirements to certain virtual currency businesses may make it more difficult for virtual currency businesses to provide services, which may affect consumer adoption of virtual currencies and their prices, which may negatively impact the value of the Company and/or the Securities.

The Company is subject to the risk of possibly becoming money services business under U.S. Bank Secrecy Act and other federal laws.
Under U.S. federal law, money services businesses must register with the Department of the Treasury. There is a risk that the Company could meet the definition of money services business and be required to register with FinCEN. Money transmitter falls within the definition of money services business and is defined as a person that provides money transmission services, or any other person engaged in the transfer of funds.

If it were established that the Company were a money transmitter, there would be a risk, among other material adverse consequences, that it could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC or the FINRA, that the Company may be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with the Company undertaken during the period it was established that the Company was an unregistered money services business. If it were established that the Company were a money services business, this would

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have a material adverse effect on its business and financial operations and its ability to continue as a going concern.

The Company, based on the facts and circumstances of its business model and guidance from the U.S. Department of Treasury, does not believe it is a money services business as defined. The predominant reason for the Company's view is that the Company does not act as a financial intermediary in transactions, customers of the Company have total independent control of their digital assets at all times, and the customer's digital assets is not custodied by the Company.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Risks Related to the Company's Industry

The regulatory regime governing blockchain technologies, cryptocurrencies, digital assets, and non-custodial wallet providers, is uncertain, and new regulations or policies may materially adversely affect the development and the value of the Company.
Regulation of digital assets, cryptocurrencies, blockchain technologies, cryptocurrency exchanges and non-custodial wallet providers is currently undeveloped and likely to rapidly evolve as government agencies take greater interest in them, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future adopt laws, regulations, or guidance, or take other actions, which may severely impact the permissibility of the Company's business model. Failure by the Company or certain users of the Securities to comply with any laws, rules and regulations, some of which may not exist yet or that are subject to interpretations that may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

Cryptocurrency networks, distributed ledger technologies, and coin and token offerings also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Company's business model. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact the Company's business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the adoption of cryptocurrencies and the financial performance of the Company.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the Securities.

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The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have an adverse material effect on the Company's profitability or the value of the Securities.

The growth of the blockchain industry is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency and digital asset industry, as well as blockchain networks, include, without limitation:

- worldwide growth in the adoption and use of cryptocurrencies, digital assets and other blockchain technologies;
- government and quasi-government regulation of cryptocurrencies, digital assets and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;
- the maintenance and development of the open-source software protocol of cryptocurrency or digital asset networks;
- changes in consumer demographics and public tastes and preferences;
- the availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using government-backed currencies or existing networks;
- general economic conditions and the regulatory environment relating to cryptocurrencies and digital assets; and
- a decline in the popularity or acceptance of cryptocurrencies or other blockchain-based tokens would adversely affect the Company's results of operations.

The cryptocurrency and digital assets industries as a whole have been characterized by rapid changes and innovations and are constantly evolving. Although they have experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and blockchain assets may have an adverse material effect on the Company's profitability.

The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect the Company's business, and the Securities may also be subject to significant price volatility.

The prices of cryptocurrencies, such as Bitcoin and Ether, and other digital assets have historically been subject to dramatic fluctuations and are highly volatile, and the market price of the Securities, should one exist, may also be highly volatile. Several factors may influence the volatility of cryptocurrencies generally and the market price, if any, of the Securities, including, but not limited to:

- the ability to trade in a secondary market, if at all;
- global supply and demand;
- the perception that the use and holding of digital assets is safe and secure and the regulatory restrictions on their use;
- purchasers' expectations with respect to the rate of inflation;
- changes in the software, software requirements or hardware requirements underlying the Company's software;
- interest rates;
- currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies;
- government-backed currency withdrawal and deposit policies of digital asset exchanges and wallet providers;

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- interruptions in service from or failures of major digital asset and security token exchange on which digital assets and security tokens are traded;
- investment and trading activities of large purchasers, including private and registered funds, that may directly or indirectly invest in securities tokens or other digital assets;
- monetary policies of governments, trade restrictions, currency devaluations and revaluations;
- regulatory measures, if any, that affect the use of digital assets and security tokens
- global or regional political, economic or financial events and situations; and
- expectations among digital assets participants that the value of security tokens or other digital assets will soon change.

A decrease in the price of a single digital asset may cause volatility in the entire digital asset and security token industry and may affect other digital assets including the Tokens. For example, a security breach that affects purchaser or user confidence in Bitcoin or Ether may affect the industry as a whole and may also cause the price of the Security to fluctuate. Such volatility in the price of the Securities may result in significant loss over a short period of time.

The popularity of cryptocurrencies may decrease in the future, which could have a material impact on the cryptocurrency industry and the Company's operations and financial conditions.

In recent years, cryptocurrencies have become more widely accepted among investors and financial institutions, but have been also faced increasingly complex legal and regulatory challenges and, to date, have not benefited from widespread adoption by governments, central banks or established financial institutions. Any significant decrease in the acceptance or popularity of cryptocurrency may have a material impact on the Company's operations and financial conditions.

BUSINESS

Description of the Business

Ember Fund is a software and technology company that has developed smartphone applications that allow users to buy, sell, and trade digital assets. Ember's technology provides non-custodial cryptocurrency wallets to its customers, meaning customers hold exclusive possession of their private cryptographic keys. Each customer can access their cryptocurrency through the user's mobile device and neither the Company nor any third party can access the customer's digital assets. Through Ember's applications, users can enter discretionary orders, to buy or sell digital assets, that route to cryptocurrency exchanges. Ember earns revenue via a technology service fee paid directly from cryptocurrency exchanges. Our exchange partner Faa.st holds the necessary MSB licenses facilitate cryptocurrency trades.

Business Plan

Ember aims to increase the adoption of its mobile applications and increase the total amount of digital assets held by its customers. Ember's plan is to provide retail investors with a simple and intuitive way to buy and custody digital assets. Ember plans to continue to grow the retail customer base for its applications through organic and paid acquisition. The Company continues to enhance its current products and develop new software for its customers.

Currently, Ember earns a technology service fee from cryptocurrency exchanges in return for directing order flow to those markets. In the future, Ember plans to continue to use the technology service fee and

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develop alternative fee structures to meet client demand (i.e. subscription fee, asset-based fee, tiered pricing).

Eventually, Ember plans to provide a full suite of software and technology services for customers interested in transacting in and maintaining custody of digital assets.

History of the Business

Ember Fund LLC was founded in 04/28/2018 by Alex Wang, Guillaume Torche and Mario Cerdan Lazaro to simplify the process of investing in cryptocurrencies. Ember Fund LLC, a Wyoming LLC was converted into a Delaware C-Corp in July of 2019. Ember Fund Inc. ("the Company") was incorporated on July 12, 2019 under the laws of the State of Delaware, and is headquartered in Los Angeles, CA.

Products and/or Services

Product / Service	Description	Current Market
Ember Fund App (iPhone & Android)	Mobile application enabling users to purchase and manage digital assets. Available in the Apple iOS App Store and Android App Store	Consumer mobile app targeting retail investors

Competition

The Company's current competitors in the cryptocurrency investment industry include Coinbase Inc., Argent Labs Limited, and eToro USA LLC. The competition may be at a significant advantage in terms of current market share, financial backing, or venture capital networks. However, Ember differentiates itself from its competitors because it provides a non-custodial solution where the others are custodial.

Large financial services firms present additional competition. Established firms including E*Trade Financial Corporation, Fidelity Investments Inc., and Robinhood Financial, LLC could potentially enter the cryptocurrency investment services industry and leverage their existing market share and capital.

Ember Fund's first-to-market application, its exclusive focus on cryptocurrencies, and the firm's dedication to its customers help Ember to stand out from its competition.

Customer Base

Ember's customer base is predominantly retail investors. The Company has a global customer base with most individual users between 30 and 50 years of age.

Intellectual Property

The Company has developed a variety of technology assets that are both open-sourced and private. These assets include, but are not limited to:

● the order routing technology;

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- portfolio rebalancing technology;
- wallet creation software;
- an Application Programming Interface;
- various smart contacts;
- Apple App Store App;
- Android App Store App;
- surveillance tools;
- mobile website;
- desktop website; and
- policies and procedures.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

The Company is not dependent on any regulatory approvals or licenses.

Litigation

To the Company's knowledge, there are no existing legal suits pending against the Company.

Other

The Company's principal address is 12130 Millennium Drive 02-174, Los Angeles CA 90094

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Alex Wang	Chief Executive Officer; Director	Ember Fund Inc.; Fundraising, Business Development, Product, Operations, Marketing and Finance	University of California, Berkeley
Guillaume Torche	Chief Technology Officer; Director	Ember Fund Inc.; Full-Stack Engineering	Université de Technologie de Compiègne (France)
Mario Lazaro	Chief Information Officer; Director	Ember Fund Inc.; Full-Stack Engineering	Universidad de Zaragoza (Spain)

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to laws of the State of Delaware. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs nine (9) full time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding/Face Value	7,040,000 / par value $0.001875
Voting Rights	Yes
Anti-Dilution Rights	Yes

Type of security	Crowd SAFE
Amount outstanding/Face Value	8,234,644 / par value $0.001875
Voting Rights	No
Anti-Dilution Rights	Yes

The total amount of outstanding debt of the company is $0.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd SAFE	1,895	$590,946	Marketing + Product	3/31/20	Regulation CF
Crowd SAFE	35	$80,190	Marketing + Product	4/15/20	Regulation CF
SAFE	15	$5,300,000	Marketing + Product	2/24/21	Rule 506(b)

Ownership

A majority of the Company is owned by the Co-Founders: Alex Wang, Guillaume Torche, and Mario Lazaro.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Alex Wang	2,240,000 Shares / Common Stock	27.202%
Guillame Torche	2,240,000 Shares / Common Stock	27.202%
Mario Lazaro	2,240,000 Shares / Common Stock	27.202%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Ember Fund Inc. ("the Company") was incorporated on July 12, 2019 under the laws of the State of Delaware, and is headquartered in Los Angeles, CA. The Company provides retail investors with software to manage a portfolio of cryptocurrency.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company has approximately $500,300 in cash balances as of December 31, 2020.

Liquidity and Capital Resources
On 2/24/21, the Company conducted an offering pursuant to Rule 506(b) Section 4(a)(2) of the Securities Act and raised $5,300,000 (the "Series A Offering").

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds".

The Company's current sources of capital include current cash balances, operating revenues, and the proceeds from prior securities offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Valuation
The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information
After reviewing the above description of the business of the Company, potential Purchasers should consider whether the achievement of the goals of the Company within the estimated time frames is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for the management's evaluation of subsequent events and applicable disclosures:

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

	/s/ Alex Wang
	Alex Wang
	(Name)
	Chief Executive Officer, Director
	(Title)
	April 30, 2021
	(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

	/s/ Alex Wang
	Alex Wang
	(Name)
	Chief Executive Officer, Director
	(Title)
	April 30, 2021
	(Date)

	/s/ Guillaume Torche
	Guillaume Torche
	(Name)
	Chief Technology Officer, Director
	(Title)

	April 30, 2021
	(Date)
	/s/ Mario Lazaro
	Mario Lazaro
	(Name)
	Chief Information Officer, Director
	(Title)
	April 30, 2021
	(Date)

EXHIBIT B

Financials

EMBER FUND INC.

Unaudited Financial Statements

For the period of January 1, 2020 (incorporation) through December 31, 2020.

[INSERT LETTER FROM ACCOUNTANTS WITH FINANCIAL STATEMENTS ATTACHED]

[BALANCE SHEET]

[STATEMENT OF OPERATIONS]

[STATEMENT OF STOCKHOLDERS EQUITY]

[STATEMENT OF CASH FLOWS]

[EMBER FUND INC.

NOTES TO FINANCIAL STATEMENTS

AS OF JANUARY 1, 2021

(unaudited

EMBER FUND, INC

(Formerly, Ember Fund, LLC)

(A Delaware Corporation)

FINANCIAL STATEMENTS

ACCOUNTANTS' COMPILATION REPORT

DECEMBER 31, 2020 AND 2019

EMBER FUND, INC

(Formerly, Ember Fund, LLC)

(A Delaware Corporation)

TABLE OF CONTENTS

December 31, 2020 and 2019

ALAN T. SCHIFFMAN, CPA, PC
Financial Strategists *Business Consultants*
1166 Dimock Lane Naples, FL 34110
Telephone 239-595-0314; Fax 239-594-7984
Email: ats@naplescpa.net WebSight: alantschiffman.com

Board of Directors
Ember Fund, Inc, Formerly Ember Fund, LLC)
Los Angeles, CA 90094

We have reviewed the accompanying financial statements of Ember Fund, Inc,(formerly Ember Fund, LLC) which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the two years ended December 31, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to managements' financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Ember Fund, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America. [Signature of accounting firm or accountant, as appropriate.

CPA PC

Alan T. Schiffman, CPA
April 26, 2021

EMBER FUND, INC

(A Delaware Corporation)

Balance Sheets

December 31, 2020 and 2019

(See Accountant's Compilation Report)

	2020	2019
Assets		
Current assets:		
Cash and cash equivalents	413,502	84,723
Accounts receivable, net	4,450	0
Subscription Receivable	224	224
Loans to Shareholders	649	649
Total current assets	418,825	85,596
Deposits	3,128	3,129
Total	**421,953**	**88,725**
Liabilities and Stockholders' Equity		
Current Liabilities		
Credit Card Payable	40,543	11,947
Tax Credit	780	
Total Current Liabilities	41,323	11,947
Loans from Shareholders	28,526	28,755
Loan Payable	39,939	0
Simple Agreement for Future Equity	621,319	106,902
Total Liabilities	731,107	147,604
Stockholders' Equity		
Common stock, $0.0001 par value, 10,000,000 shares authorized, 2,240,000 shares issued and outstanding as of December 31, 2020 and and as of December 31, 2019	$ 224	$ 224
Retained Earnings (deficit)	(309,378)	(59,103)
Total Equity	(309,154)	(58,879)
Total	**421,953**	**88,725**

See accompanying notes to financial statements

(1)

Ember Fund, Inc
(A Delaware Corporation)
Statements of Operations
For the years ended December 31, 2020 and 2019

(See Accountant's Compilation Report)

	2020		2019	
Revenues				
Sales	$	315,374	$	118,625
Returns & Allowances	$	(9,554)	$	(3,162)
Other Income	$	2,481		
Gain (Loss) on Crypto Exchange	$	377	$	6,029
	$	308,679	$	121,492
Cost of Goods Sold				
Cost of Service	$	70,017	$	-
Gross profit	$	238,662	$	121,492
Operating Expenses				
Sales and marketing expenses	$	160,405	$	67,600
Research & Development	$	16,379	$	3,003
Software & Webhosting	$	18,627	$	17,485
General and Administrative expenses				
Automobile	$	1,392	$	346
Bank Fees	$	1,805	$	178
Business Promotion	$	2,915	$	5,843
Computer Equipment	$	1,024		
Contractors	$	23,176	$	13,853
Dues and Subscriptions	$	172		
Education and Training			$	1,920
Facility & Utility expense			$	75
Insurance Expense				
Legal and Professional Fees	$	24,973	$	10,301
Licenses & Fees	$	830	$	1,895
Meals & Entertainment	$	10,644	$	3,977
Medical Expenses	$	782		
Merchant Fees	$	74	$	455
Office Expenses	$	6,728	$	3,155
Salaries and Wages	$	197,000	$	15,000
Parking & Toll	$	66	$	219
Payroll Processing	$	693		
Payroll Taxes	$	7,843	$	1,763
Postage & Shipping	$	82	$	15
Recruiting	$	432	$	410
Rent	$	(2,680)	$	22,645
Taxes	$	1,250		
Telecommunication	$	680		
Travel		13,444		4,457
User Credit expenses	$	201		
Total Operating Expenses	$	488,937	$	174,595
Other Income & Expenses				
Interest Income				
Taxes				
Guaranteed Payments			$	6,000
		0		6,000
Net income (loss)		(250,275)		(59,103)

See accompanying notes to financial statements

(2)

EMBER FUND, INC

(A Delaware Corporation)

Statement of Shareholders' Equity

For the years ended December 31, 2020 and 2019

(See Accountant's Compilation Report)

Shareholder's Equity		2020		2019
Common stock, $0.0001 par value, 10,000,000 shares authorized, 2,240,000 shares issued and outstanding as of December 31, 2020 and and as of December 31, 2019	$	224	$	224
Retained Earnings(Deficit)	$	(59,103)		
Net Income (Loss)	$	(250,275)	$	(59,103)
Balance, December 31, 2020	**$**	**(309,154)**	**$**	**(58,879)**

Statement of Cash Flows

For the Years Ended December 31, 2020 and 2019
(See Accountant's Compilation Report)

	2020	2019
Cash Flow From Operating Activities		
Net income (loss)	$ (250,275)	$ (59,103)
Adjustments to reconcile net income to cash provided operating activities:		
Changes in operating assets and liabilities		
(Increase)Decrease in other assets	$ (4,450)	$ (3,777)
Increase (Decrease) in accounts payable		
Increase (Decrease) in other liabilities	$ 29,148	$ 40,701
Net cash provided by (utilized in) operating activities	(225,577)	(22,179)
Cash flow (absorbed in) from Investing activities		
Development of Software Application		
Organization costs		
Net cash invested in assets	$ -	$ -
Financing Activities		
Proceeds from the issuance of Simple Agreement for Future Equity	514,417	106,902
Increase (decrease) in loan payable	39,939	
Additional Paid in Capital		
Net cash used in financing activities	554,356	106,902
Net (decrease)/increase in cash and cash equivalents	328,779	84,723
Cash and cash equivalents, beginning of year	84,723	0
Cash and cash equivalents, end of period	$ 413,502	$ 84,723

EMBER FUND, INC

(Formerly, Ember Fund, LLC)
NOTES TO UNAUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS

Ember Fund, Inc.(which may be referred to as the "Company", "we," "us," or "our") was first formed in Wyoming as Ember Fund, LLC on April 28, 2018, and was converted to a Delaware corporation on June 18, 2019. The Company has developed a mobile app to facilitate cryptocurrency investing.

Since April 28, 2018, (Inception), the Company has relied upon its organizer and investors purchasing Simple Agreements for Future Equity for funding cash flow to pay for operating expenses. (See discussions below). For the period from inception to December 31, 2020, the Company has generated no profit and has sustained losses aggregating $328,243. The Company will likely incur additional losses prior to generating income and positive working capital from operations. Due to its capital campaigns to date the Company has sufficient liquidity to operate for an additional twelve month period. In addition, during the next twelve months, the Company intends to fund its operations with funding from a campaign to sell Simple Agreements for Future Equity (SAFE instrument's) (see Notes 4 and 8 below). The Company is in the process of raising additional capital to fund continuing operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

Through the Offering Circular included herein, the Company is offering SAFE's from a minimum of $25,000 to $1,000,000 units. Funds will be made immediately available to the Company once the Company raises a minimum of $25,000 ("Minimum Offering"). Funds will be used for developing the product and for marketing the platform throughout the United States as well as for working capital.

See Offering Circular attached and Note 10 below, for a more comprehensive discussion of management, risk factors, commissions paid for the sale of SAFE's and other relevant data.

EMBER FUND, INC

(Formerly, Ember Fund, LLC)
NOTES TO UNAUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS

Ember Fund, Inc.(which may be referred to as the "Company", "we," "us," or "our") was first formed in Wyoming as Ember Fund, LLC on April 28, 2018, and was converted to a Delaware corporation on June 18, 2019. The Company has developed a mobile app to facilitate cryptocurrency investing.

Since April 28, 2018, (Inception), the Company has relied upon its organizer and investors purchasing Simple Agreements for Future Equity for funding cash flow to pay for operating expenses. (See discussions below). For the period from inception to December 31, 2020, the Company has generated no profit and has sustained losses aggregating $328,243. The Company will likely incur additional losses prior to generating income and positive working capital from operations. Due to its capital campaigns to date the Company has sufficient liquidity to operate for an additional twelve month period. In addition, during the next twelve months, the Company intends to fund its operations with funding from a campaign to sell Simple Agreements for Future Equity (SAFE instrument's) (see Notes 4 and 8 below). The Company is in the process of raising additional capital to fund continuing operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

Through the Offering Circular included herein, the Company is offering SAFE's from a minimum of $25,000 to $1,000,000 units. Funds will be made immediately available to the Company once the Company raises a minimum of $25,000 ("Minimum Offering"). Funds will be used for developing the product and for marketing the platform throughout the United States as well as for working capital.

See Offering Circular attached and Note 10 below, for a more comprehensive discussion of management, risk factors, commissions paid for the sale of SAFE's and other relevant data.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Due to the Company's reorganization and conversion from a Wyoming limited liability Company to a Delaware corporation on June 18, 2019, the Company has included the combined statements of operations, stockholders' equity (deficiency) and cash flows for the entire year ended December 31, 2019, giving the effect as if the Company were reorganized January 1, 2019.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had $413,503 of cash   on   hand.

Receivables and Credit Policy

Trade receivables from advertising customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020, the Company have $4,450 accounts receivable.

Intangible personal property

Commencing January 1, 2021, and in compliance with ASC 730-10, Research and Development expenditures, the Company will capitalize development costs when preliminary development efforts are successfully completed. The Company will carry forward as assets, the costs to develop the platform and App. Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired platform and App. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company will monetize and forecast the revenues from the Plain Sight App software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2020 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured.

The Company generates revenue through their mobile app. which allows users to easily buy into a managed cryptocurrency fund, without holding user assets. For years ending December 31, 2020 and 2019, the Company recognized $308,679 and $28,894 in revenue respectively.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Marketing expenses

The Company expenses marketing costs as they are incurred. Such costs approximated $160,405 and $29,191 respectively, for the years ended December 31, 2020 and 2019.

Deferred Cash Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period. See discussion below.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAXES

The Company has filed its income tax returns for the period from April 28, 2018 to December 31, 2018 as a limited liability company and for the year ended December 31, 2019 as a corporation. These returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a standard C Corporation.

Certain timing differences may exist as to the accounting method applied for organization expenses and the development of software application, between capitalizing or expensing such costs. Deferred income taxes may arise as a result of the timing differences

NOTE 4 – SIMPLE AGREEMENTS FOR FUTURE EQUITY

In 2020 and 2019, the Company issued SAFEs totaling $621,319 and $106,902 respectively. The SAFEs are automatically convertible into Capital Stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $10,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. The Company has a discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price.**

If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "Subsequent Equity Financing"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

The SAFEs may be convertible into common stock, preferred stock or safe preferred stock. Upon an Equity Financing or a conversion event, the number of shares of capital stock to be issued shall be equal to the greater of the valuation cap divided by the fully diluted capitalization price per share of capital stock sold during an Equity Financing ("Conversion Price"). SAFE capital stock are securities identical to those issued in the Equity Financing except that the per share liquidation preference, the initial conversion price, and the dividend rights will be based upon the Conversion Price.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company. See also Note 8 – Subsequent events, below

NOTE 5 – EQUITY

The following sets forth the capitalization of the Company, pursuant to Article IV, of the Certificate of Incorporation, dated June 18, 2019. The Company authorized 10,000,000 shares of common stock at $0.0001 par value. See also Note 8 below regarding the additional sale of SAFE's.

Common Stock

The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders. The number of authorized shares of Common Stock may be increased or decreased by the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding share of capital stock of the Company entitled to vote. There is no cumulative voting. The organizers and founders have been authorized issued 2,240,000 shares of common stock.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020.

As of March 1, 2021, the Company entered into a lease for space which expires January 31, 2022. Pursuant thereto, starting March 2, 2021, the Company is obligated to pay a monthly rental of $8,090 .

NOTE 7– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018. For the period from inception through December 31, 2020, the Company has incurred losses totaling $328,243. The Company will likely incur additional losses prior to generating income and positive working capital from operations. Due to its capital campaigns to date, the Company has sufficient liquidity to operate for an additional twelve month period. In addition, during the next twelve months, the Company intends to fund its operations with funding from a campaign to sell Simple Agreements for Future Equity.

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunded Offering

On April 1, 2021, the Company entered into an agreement with OpenDeal Portal LLC d/b/a Republic, and is offering the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF) of the Securities Act of 1933 (the "Crowdfunded Offering") up to $1,000,000 of simple agreement for future equity. . The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. See Form C elsewhere herein.

Issuance of Simple Agreement for Future Equity (SAFEs)

In this Offering, the Company will be issuing from $25,000 to $1,070,000 of Simple Agreement for Future Equity Series 2021 ("SAFE"). Upon each future equity financing ("Equity Financing"), of not less than $1,000,000, the Company will notify the investors of the SAFE's. The Company has a discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined in Form C, Exhibit C herein). For rights and obligations of CF Shadow Series, see Form C Exhibit C.

If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "Subsequent Equity Financing"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

The SAFEs may be convertible into common stock, preferred stock or safe preferred stock. Upon an Equity Financing or a conversion event, the number of shares of capital stock to be issued shall be equal to the greater of the valuation cap divided by the fully diluted capitalization price per share of capital stock sold during an Equity Financing ("Conversion Price"). SAFE capital stock are securities identical to those issued in the Equity Financing except that the per share liquidation preference, the initial conversion price, and the dividend rights will be based upon the Conversion Price. See Form C, Exhibit C.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). In addition to a contingent surcharge based upon the need to make certain material changes to the Offering, the Intermediary will be entitled to receive the following fees and commissions:

Offering Fees means (I) all fees incurred by Republic on behalf of the Company, with the Company's prior approval and (II) all Surcharges (as defined) incurred by the Company, for the avoidance of doubt, all fees associated with the use of the Escrow Agent and any credit card processors

Republic Commissions means (I) cash Proceeds equal to 6.0% of the amount raised by the Company from the Successful Offering and (II) securities interest equal to 2.0% of the total Securities issued as part of such Successful Offering, which securities interest shall be issued pursuant to Section 4(a)(2) of the Act (for clarity, this means that if $100,000 of Securities are sold, Republic is due a $6,000 cash commission and a Securities instrument with a face value of $2,000, under the same terms and conditions as the other Securities sold in the Successful Offering, not 2.0% of the company).

f) ***Surcharges*** means the following fees as incurred by the

Republic commissions on the funds successfully raised and offering fees of 6% commission fee and 2% of the securities issued in this offering.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through April 20, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.